April 2, 2007

Reference: LME-07:000986 Uen

Larry Spirgel, Esq.

Assistant Director

Office of Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Re:	LM Ericsson Form 20-F for the fiscal year ended December 31, 2005 Filed May 18, 2006
File Number 0-12033

Dear Mr. Spirgel:

On behalf of LM Ericsson (“Ericsson”), we hereby provide the following responses to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) to Ericsson, dated March 12, 2007, relating to the Form 20-F of Ericsson for the fiscal year ended December 31, 2005. For ease of reference, the text of the comments in the Staff’s letter has been reproduced in italics herein.

Form 20-F for the fiscal year ended December 31, 2005

General:

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Our responses to the Staff’s comments refer to the teleconference held on March 27 with the Staff, the Company and its auditors and advisors, as well as to the supporting presentation materials provided to the Staff on March 23 and enclosed as Appendix 1.

2. Sales, page 29

Please refer to prior comment 1. After our review of your response, we have the following comments.

Please tell us in detail the nature of the purchase orders that are classified as multiple element contracts, service orders and single element orders.

Also, tell us how the revenue related to each of these purchase orders is recognized for each business unit.

As discussed in the teleconference, the name “business unit” on Access, Systems, Transmission and Global Services might be a misnomer and may imply that the role of each unit is more self-sustaining than it is in reality. As a consequence, in response to this question, we discuss purchase orders in segment Systems and in the entities in Other Operations. We then discuss our revenue recognition policy, including timing of revenue recognition, fair value and units of accounting under IAS 18.

The business model in segment Systems:

The business model in segment Systems is such that the business units develop and supply products and services as interrelated parts of telecommunication systems sold to the same customers.

The typical elements included in our network contracts, taking a Global System for Mobile communications (“GSM”) network as an example, are radio base stations (“RBSs”) covering a small geographical area – a cell, base station controllers (“BSCs”) and mobile service switching centers (“MSCs”). The RBS combined with a mast and antenna is the hardware necessary to send and receive radio signals between mobile handsets and the mobile network. An RBS includes a number of transceivers, depending on the capacity needed in the cell. A GSM network may include thousands of RBS sites. BSCs manage the traffic between the RBSs and MSCs. Data is transmitted from the RBSs to the BSCs, where it is then forwarded on to the mobile network. Such transmission may be through copper or fiber cables, or via microwave radio links. MSCs are the connection between the radio system and the public switched telephone network. BSCs, in conjunction with MSCs, effect call handovers between RBSs as subscribers move between cell sites. MSCs are required to be integrated within the network in accordance with the specifications of the individual network. Software provides the primary functionality of the MSC. An operating sub-system (“OSS”) is used to control the network as well as administer subscriptions, charging and invoicing. Additional service applications can provide enhanced functionality to the network based on customer specifications. Such added functionality is mainly provided by software applications. Examples of additional functionality include short messaging service (“SMS”) applications and data/facsimile transfer.

The market units negotiate frame agreements with each customer covering periods of 2-4 years where item prices and terms of trade are agreed. Under such frame agreements, the customer then issues purchase orders for different products and services as needed. The purchase orders may vary significantly in content and typical examples are:

•

Initial network build-out with end-to-end network functions including RBSs, antennas, BSCs, microwave links, MSCs, control software, system configuration, integration and installation. Such build-outs may sometimes be of the character of large turn-key projects accounted for as construction contracts under IAS 11.

•	Geographical extension to additional sites with antennas, RBSs, BSC,s and microwave links.

•	Capacity upgrades with additional transceivers in previously installed RBSs and/or added software licenses for an increased number of subscribers

•	Functional upgrades with new software delivering new types of services to the operators subscribers, such as SMS capability.

•	Support, consulting, hardware repair services and spare parts.

The market units analyze the agreements, considering rebates and pattern for revenue recognition, including definition of any UoA:s under purchase orders received under such frame agreements by specifying products and services to deliver and applying the agreed item prices. Please refer to Appendix 1, slide #5-6.

The nature of purchase orders are:

a. Multiple elements orders are related to purchases of several different products that are technically interdependent and often include installation. An example is a purchase order for a geographical extension to several new sites, where for each site an RBS with antenna and a microwave link are ordered including installation. Some customers may issue purchase orders for delivery to the customer´s warehouses.

b. Service purchase orders are for e.g. professional services, such as network optimization, training or hardware repair services.

c. Single element purchase orders include items where the item(s) ordered are not technically interdependent as in multiple element orders, for example a capacity upgrade with additional transceivers to a site, a software license increase to cover a larger number of subscribers, or a spare part.

The five units in Other Operations have different types of purchase orders:

•	Enterprise Systems deliver communication products to resellers and mainly use

a.	Multiple element purchase orders in which whole systems are ordered by a reseller, with revenue recognized per delivery and with any trade discounts allocated per element according to relative fair values in the itemized price list to the reseller for single element orders.

b.	Single element orders from resellers for re-stocking of individual products for extensions or spare parts.

•	Defense Systems (which was divested during 2006) had two types of contracts with large governmental defense customers:

a.	Frame agreements including:

i.	Development purchase orders for customer specified products, where development costs were billed and revenue recognized according to percentage of completion in accordance with IAS 11 paragraph 24 e.g. according to man-hours used for different types of development resources.

ii.	Subsequent multiple element orders for delivery of such products, e.g. radar system products, where revenue is recognized upon delivery according to agreed price list with customer. Depending on the degree of customization, some contracts were classified as construction-type contracts according to IAS 11.

b.	Single element orders for delivery of additional system components or spare parts.

•

Mobile Platforms supplies platform technology to manufacturers of mobile phones. The deliverable under the contract consists of design specifications for integrated circuit components to be included in handsets. Mobile platforms has two revenue streams from their customers:

a.	Customer specific component design, with revenue recognized upon delivery of the design and

b.	Subsequent royalty, based upon number of handsets sold by the manufacturer (i.e. number of components used), with revenue recognized on accrual basis based upon manufacturers’ declarations.

•

Cables supply telecommunication and power cables and the absolute majority of their purchase orders are classified as single element orders, since their products are not integrated or related to each other as products in segment Systems.

•	Power Modules supply components to the telecom industry and also to other industries with a need of reliable power supply. Purchase orders are classified as single element orders.

Revenue recognition:

The revenue recognition principles applied consider the relevant IFRS revenue recognition criteria, according to the nature of the business; for services IAS 18 paragraphs 20 -28 are applied, while for products non-service related paragraphs of IAS 18 are applied as well as IAS 11 for the minor part of revenue that relates to construction type contracts.

Timing of revenue recognition – transfer of risks and rewards

As per IAS 18 paragraphs 9, 10 and 14, revenue is recognized for each element of an agreement when significant risks and rewards are transferred to the buyer (normally when a site is completed and tested)

Revenue is normally recognized when products have been delivered and installation is complete. In accordance with IAS 18 paragraph 16 c, revenue is deferred until installation is completed for purchase orders where installation is a part of the order. In some contracts, there are acceptance criteria with specific amounts withheld until acceptance is granted. In such contracts, if there is uncertainty concerning acceptance (normally related to new functionality), revenue is deferred, as per IAS 18 paragraph 16 a, until an acceptance certificate is issued by the customer.

When we deliver to a customer’s warehouse, our terms of trade with the customer are such that title and risk for equipment passes upon delivery and in such cases product revenue is recognized upon delivery to the customer’s warehouse in accordance with IAS 18 paragraph 15.

Revenue related to services is generally recognized after performance of the related service, or, for large purchase orders, according to the state of completion in accordance with IAS 18 paragraph 24 b, i.e. we base recognition of revenue on services performed to date as a percentage of total services to be performed. For periodic support orders, such as managed services, revenue is recognized ratably over the contract period in accordance with IAS 18 paragraph 25. Such orders may be amended during the contract period to consider an increased or decreased scope of the service. In such cases, revenue is recognized at a revised rate from the date of the change of scope.

Revenue is recognized in full for stand-alone software upon the date when the licensing term starts, except for revenue deferral for future software upgrades, for which revenue is recognized upon the future delivery date. For services in relation to upgrades, revenue is recognized as for other service contracts, as a percentage of total services to be performed.

There is also software embedded in certain of our hardware products (which is considered incidental to the prodcuct as a whole) and revenue for such software is recognized upon the delivery of the hardware.

Fair values – trade discounts

Fair values (paragraph 9): Purchase orders normally refer to an itemized price list in a frame agreement, where fair values for individual elements are established. The Company believes that in most cases, the prices in the itemized price list in the frame agreement constitute fair values under the definition of fair value under paragraph 7 of IAS 18 as they represent the negotiated prices between knowledgeable parties in an arms length transaction. Revenue is measured at the fair value of the consideration received pursuant to paragraph 9 of IAS 18.

Trade discounts and volume rebates (paragraph 10): For purchase orders with special discounts of particular products or services, the fair value per element is established by allocation of the total purchase order revenue to ordered products and services in relation to their respective ordinary prices in the price list in the frame agreement and then recognizing revenue according to these fair values as elements are delivered. For conditional volume rebates, no revenue is recognized for the conditional part until it is established that no discount will be earned. Other purchase orders may include “pay as you grow” conditions for sale of products, in which case a part of the revenue is uncertain and contingent upon the customer’s achievement of e.g. a certain number of new subscribers. In such cases, such conditional revenue is deferred as per IAS 18 paragraph 16 b until the condition is achieved.

Units of Accounting (UoA) – multiple elements

A UoA is a separately identifiable component (individual products and services) of a single transaction to which revenue recognition criteria are applied, as contemplated by paragraph 13 of IAS 18. Pursuant to paragraph 13 of IAS 18, separately identifiable components are identified in certain circumstances to reflect the substance of the transaction, for example, when the selling price of a transaction includes identifiable amounts for additional units of accounting. In the event that a transaction includes multiple units of accounting, in Ericsson’s case it can for example be (1): hardware, software or installation or (2): individual sites in a contract covering multiple sites, the arrangement is separated into components based on either relative fair values, the expected cost of the component plus a reasonable profit on the component, or prices as stated in the frame agreement, depending on the circumstances, and are accounted for using the applicable revenue recognition criteria in IAS 18. Products and services generally have defined regular prices to a specific customer over the term of the frame agreement. As a consequence, it is possible to establish fair values and make appropriate revenue recognition for each delivered element in a multiple element contract. In case a discount is granted on a purchase order, a fair value for each element delivered is established by allocating the consideration receivable(i.e. net of the discount) in relation to each product’s or service’s regular list price. Revenue per product or service is recognized as per agreed price list in a frame agreement, normally upon delivery. Our interpretation of paragraph 13 is supported by the IFRIC draft interpretation D20 Loyalty Programs. Please refer also to Appendix 1, slide #6.

As an example, a contract might include a customer purchase commitment of USD 25 million and related to this the customer receives free of charge products or services for USD 1 million, to be used for purchases of products or services, free of charge at the customer’s discretion. In such a case, the UoA in purchase orders received are priced and invoiced according to the itemized price list, but only 25/26th of the invoiced amount is recognized as revenue and 1/26th is deferred until the customer order products or services, the values of which are then calculated according to the price list in the frame agreement.

3. Please tell us in more detail what the UoA represents and how it relates to the revenue of each business unit.

A “UoA” is an individual product or service with a defined price in a contract or frame agreement with a customer. Please see our response to comment 2 for a description of how multiple elements/UoA are defined and their accounting treatment.

4. We understand that your customers can make a “call off” transaction to order specific quantities of product and services items. Please tell us how revenue from this transaction is recognized for each business unit.

The term “call off” refers to the numerous purchase orders issued by a customer under a frame agreement with reference to its item prices and terms of trade. Please, see slide 6 in Appendix 1.

For a discussion of different types of purchase orders in each segment, please see our response to comment 2.

5. We note that the frame agreements include item prices for offered products and services. Please tell us why the UoA can differ significantly from the stand-alone prices under the frame agreements and how you determine the fair value of the UoA.

Some customer contracts include a frame agreement with an itemized price list but also include negotiated discounts. Please see our response comment 2, where we describe the related accounting treatment.

Consolidated Statements of Cash Flows, page 43

6. Please refer to prior comment 6. We ask that you consider deleting the line items, “Cash flow from operation investing activities” and “Cash flow before financial investing activities” from the face of your consolidated statement of cash flows, since these titles are likely to be confusing to investors. In this regard, your presentation does not appear to be contemplated by IAS 7. Further, if you intend to present these items elsewhere in your filing, such as in MD&A, we believe you should re-title such items and explain in detail how management utilizes these items, why they are useful to investors and how management determines whether something is deemed to be an “operating investing activity” or a “financial investing activity”.

As noted in our response to this comment in our letter to the Staff on December 18, 2006, we believe paragraph 51 of IAS 7 recognizes that information relating to investing in operating capacity is useful to users. We also note that paragraph 50 of IAS 7 encourages entities to disclose additional information that may be relevant to users in understanding the Company’s financial position and liquidity. Paragraph 50 of IAS 7 indicates that disclosure of this information, together with commentary by management, is encouraged and may include, among other disclosures, the aggregate amount of cash flows that represent increases in operating capacity separately from those cash flows that are required to maintain operating capacity. However, in light of the Staff’s comments in this area, we propose to remove these line items from our statements of cash flows and to make appropriate conforming changes to the related MD&A discussions in future filings. Since we have already published our annual report to shareholders for fiscal year 2006, we propose to make this change in our annual and interim reports to shareholders for fiscal year 2007 and in the related Annual Report on Form 20-F for fiscal year 2007.

7. Please refer to prior comment 10. Please explain how the amounts of contract work in process and the related revenues are impacted by the “share of (y)our sales that is associated with installation and the share of network build-out type contracts versus capacity/upgrade contracts”.

Installation and network build-out type contracts are typically larger contracts compared to capacity/upgrade contracts. Under network build-out contracts, we have large quantities of products to pre-test, ship and deliver to a large number of sites, which generates long lead times and contract work in process, and we also have significant installation activities to perform. Under upgrade contracts we sell smaller quantities of products or software per purchase order, with concentrated hardware deliveries (for example only transceivers to fewer sites at a time) or deliveries of only software, which have much shorter lead times and therefore result in less contract work in process. Please also see our response to comment 2 for an explanation of how we recognize revenue for these contracts.

C4. Segment Information, page 64

Please refer to prior comments 12, 13 and 14.

8. It remains unclear to us why you believe the business units within Systems do not constitute business segments under paragraph 9 and 11 of IAS 14. In this regard, we note under paragraph 27 of IAS 14 that an “entity’s internal organizational and management structure and its system of internal financial reporting to key management personnel…shall normally be the basis for identifying the predominant source and nature of risks and differing rates of return facing the entity…” We also note in your response that you consider your internal reporting by business units within Systems is a necessary internal financial control tool for product management purposes but in your opinion, poses a risk of misleading external users (since it might give the external users the impression that these units are self-sustaining businesses that can be looked upon as relatively “portfolio elements” with different sources of risks and returns even though the units are significantly interdependent). We note that the information provided by the internal reporting business units to your CEO includes gross margin and operating margin by business unit. If you believe that the services and products included in the business units within Systems have similar risks and returns, please tell us in more detail why this information is provided to your CEO.

The Company’s CEO serves as the segment manager for the Systems segment. In this capacity, the CEO uses gross margins and operating margins by business unit, together with other analytical data to evaluate product cost performance, monitor expenses and evaluate performance of the manufacturing, supply and service functions that form an integral part of the Systems segment. Please refer to Appendix 1, slide #13-14.

As discussed with the Staff during our teleconference on March 27, 2007, the Company’s internal reporting systems produce reports that reflect the Company’s business activities in a variety of different ways. As a result, the Company’s identification of its business segments using the criteria of paragraph 9 of IAS 14 included careful consideration of which set of internal reports is most representative of the risk and returns associated with our business. As discussed in the teleconference with the Staff, the Company believes that the services and products included in the business units within Systems have similar risk and returns and that Systems constitutes a business segment under IAS 14. The Company believes its identification of business segments appropriately takes into account both the Company’s internal reporting and organizational structure and the profile of risks and returns inherent in its business, as required by IAS 14. Please refer to Appendix 1, slides #7-11.

9. We note that some operating expenses are not allocated to the business segments. Please tell us why these expenses are not allocated under paragraph 18 of IAS 14. We understand that you allocated some operating expenses to each of the business unit on a reasonable basis even though there were certain interdependencies and commonalities of shared resources among your business units.

As discussed with the Staff during our teleconference on March 27, 2007, the Company believes that Systems is a distinguishable component of the Company that is engaged in providing a group of related products and services that are subject to risk and returns that are different from those of other business segments and therefore constitutes a business segment under paragraph 9 of IAS 14. We note that paragraph 18 of IAS 14 addresses the allocation of revenue, expense, asset or liabilities to segments for purposes of segment reporting under the Standard and, as a result, do not believe it is applicable to the business units within Systems.

C11. Intangible Assets, page 72

Please refer to prior comment 17.

10. You indicate that you have one cash generating unit for goodwill. However, it remains unclear to us why you believe that your methodology to identify your cash-generating units is appropriate. As indicated in our comment 9 above, we still are not persuaded that Systems is one reportable segment under paragraph 9 and 11 of IAS 14. If it is determined that each business unit within Systems constitutes a reportable segment, we refer you to paragraph 80(b) of IAS 36.

Paragraph 80(b) of IAS 36, referred to in the Staff’s comment, indicates that each cash-generating unit or group of cash generating units to which goodwill should be allocated shall not be larger than a segment based on either the entity’s primary or the entity’s secondary reporting format determined in accordance with IAS 14. However, as noted in our response to comment 8, we believe that segment Systems is a distinguishable component of the Company that is engaged in providing a group of related products and services that are subject to risk and returns that are different from those of other business segments and therefore constitutes one business segment. Since the segment Systems is also the level at which goodwill is monitored for internal management purposes, we believe that this is the appropriate level to which goodwill should be allocated under IAS 36. We also note that BC 144 (c) indicates that the Board decided to include paragraph 80(b) in the Standard to ensure that entities managed on a matrix basis are able to test goodwill for impairment at the level of internal reporting that reflects the way that they manage their operations. Since goodwill is managed on a segment basis rather than by business unit, we believe the testing of goodwill at the level of the segment Systems is consistent with this guidance.

11. Even if Systems is deemed a reportable segment, we have the following comments. Based on your internal reports, we note that you monitor the operations of each business unit under the Systems segment. Accordingly, please tell us in more detail why each business unit is not a cash-generating unit that represents the lowest level at which cash inflows are generated independently of other assets or groups under paragraph 69 of IAS 36. Also, see BC144(c) of IAS 36.

Paragraph 69 of IAS 36 states that “in identifying whether cash inflows from an asset (or group of assets) are largely independent of the cash inflows from other assets (or groups of assets), an entity considers various factors, including how management monitors the entity’s operations or how management makes decisions about continuing or disposing of the entity’s assets and operations”. We also note that paragraph 69 forms part of the guidance within IAS 36 for both cash-generating units and goodwill (paragraphs 65-108) and, as such, is applicable both with respect to individual assets for which it is not possible to estimate the recoverable amount of the individual asset and goodwill.

With regard to impairment testing of individual assets within the segment Systems, we discuss this in our response to comment 12 below.

With regard to goodwill, paragraph 80 of IAS 36 indicates that, for the purpose of impairment testing, goodwill acquired in a business combination shall, from the acquisition date, be allocated to each of the acquirer’s cash generating units, or groups of cash generating units, that is expected to benefit from the synergies of the combination.

Paragraph 80 of IAS 36 also states that “each unit or group of units to which goodwill is allocated shall represent the level within the entity at which goodwill is monitored for internal management purposes and shall not be larger than a segment based on either the entity’s primary or the entity’s secondary reporting format determined in accordance with IAS 14”. Paragraph 82 of IAS 36 states that applying the requirements in paragraph 80 of the standard results in goodwill being tested for impairment at the level that reflects the way an entity manages its operations and with which goodwill would naturally be associated. In addition, BC144(c) indicates that the Board determined that this provision was necessary to ensure that entities managed on a matrix basis are able to test goodwill for impairment at the level of internal reporting that reflects the way they manage their operations. Given the fact that Systems’ goodwill is recoverable from the component units of the Systems segment working in concert with one another, and the Systems segment as a whole is managed as a segment, we believe that the Systems segment is the appropriate level at which this goodwill should be tested and that our testing at the segment Systems level is consistent with the intent of the Standard.

12. Per page 33, it appears that your products sold by each business unit are manufactured in four major facilities. Please tell us your consideration of each manufacturing facility as a cash-generating unit under IAS 36. In your response, please differentiate the production process, output and active market for each manufacturing facility. Also, tell us your consideration of Example 1C (IE11-IE16) of IAS 36.

While the Company has manufacturing operations in four countries, the number of facilities is 14 in total, as detailed in the table below. In segment Systems, the production of manufacturing of electronic telecommunications equipment consists of two layers, production of “modules” (sub-assemblies from components, e.g. printed circuit boards with components) and production of “nodes”, i.e. aggregation of components and modules to functional units, often in customer specific configurations. The table below also indicates what type of output each facility produces, which is also an indicator of the production process. In addition to the Company’s own facilities, the Company has outsourced production to electronic manufacturing subcontractors (EMS) in various countries. Approximately 60 percent of the total production volume in Systems is outsourced.

Segment Systems
		Core		Access		Transmission		Other Operations
Country	Manufacturing Unit	Modules	Nodes	Modules	Nodes	Modules	Nodes	Defense	Cables	P. Modules
Sweden	Borås					X	X
	Falun								X
	Gävle				X
	Hudiksvall								X
	Katrineholm	X	X
	Kista			X
	Kumla			X
	Kalmar									X
	Mölndal							X
Brazil	Sao José		X	X	X	X	X
China	Nanjing	X	X	X	X
	Shanghai									X
	Chongqing						X
India	Jaipur	X	X	X	X

Outsourced to EMS		X	X	X		X		X

The total production in the Company’s own facilities and EMS of modules and nodes for segment Systems is allocated between the different facilities by our supply planning function, which makes determinations depending on capacity availability and specialization as well as customer location.

In the consideration of IAS 36 the Company looked at paragraph 69 and its example for guidance related to assets or groups of assets with independent cash flows. When applying IAS 36, the Company concluded that the manufacturing facilities are not cash generating units, since they do not have cash flows that are largely independent of the cash inflows from other assets or groups of assets. There are other assets used as well to generate the cash flow from customers, such as research and development assets, intellectual property rights, and installation test equipment. The interdependency of Systems products and services as well as between the manufacturing facilities is so strong that cash inflows for any individual facility or group of facilities are not independent. This is the case also for a facility producing base stations that have an active market and are sold to customers, since the base station after it has left the factory is installed and provided with software to work and the sales offering to the customer also includes warranty and post-sales support, all of which are not provided by the manufacturing facility. In addition, the cash flow from the sale of the base station is related to cash flows from sales of e.g. antennas and base station controllers and therefore not independent.

In consideration of Example 1C (IE11-IE16) of IAS 36, we concluded that the example is simplified to such an extent that it is difficult to apply to our circumstances, since the Company’s manufacturing facilities are not single product entities and since the production structure is much more complex than in the example. The allocation of production between own and EMS facilities as well as the flows of modules to different node producing facilities is such that largely independent cash flows are not prevailing for any single factory or group of factories. Further, we note that in many cases our manufacturing facilities are leased under operating leases rather than owned and therefore there is no asset to evaluate for impairment.

However, the Company still performs impairment tests on certain assets attributable to the manufacturing facilities, such as production equipment. Such impairments tests are generally performed on a lower level than the manufacturing facility, namely at the level of a production line designed to produce a certain group of products. In such tests, the recoverable amount is calculated based on as the value in use of the equipment, where the cash inflows are derived from the internal transfer prices used for the forecasted volumes of products produced. Transfer prices are cost-based and intended to cover purchased materials and components as well as value added costs related to rent for facilities and costs for machinery (depreciation and maintenance) and manpower plus related overhead. The Company believes this method is an appropriate application of the guidance in paragraph 70 of IAS 36, as any incremental margin from using a market price for the output produced would be largely offset by additional allocated costs for associated assets. In production forecasts, a number of factors are considered, such as: overall forecasted sales volumes of products, forecasted capacity utilization in the different manufacturing facilities, planned outsourcing, planned new facilities, product life cycles, shifts in production technology and new types of components. In such tests, aggregation of groups of similar assets across multiple manufacturing facilities are made when two or more facilities produce the same groups of products, to identify the lowest group of assets with common “independent cash flows”, as defined by the combined transfer price value of their production output.

13. For each identified cash-generating unit, please provide the disclosures under paragraph 134 and 135 of IAS 36.

We note that the disclosures in paragraph 134 of IAS 36 are required for each cash generating unit or group of cash generating units for which the carrying amount of goodwill or intangible assets with indefinite lives allocated to that unit or group of units is significant in relation to the corresponding consolidated totals. The Company has provided these disclosures in its annual report to shareholders for fiscal year 2006 and has included as an exhibit to this letter an excerpt of the disclosures provided together with a cross reference of the disclosure to the requirements of paragraph 134. (Appendix 2 where references are made to items a-f, except for item e which is not applicable) We note that the disclosures required by paragraph 135 are required in the event that goodwill or intangible assets with indefinite useful lives are allocated across multiple cash-generating units and therefore is not applicable to the Company.

C14. Inventories, page 76

14. Please refer to prior comment 10. Tell us the nature of non-construction type contracts with ongoing work in progress and how the related revenues are recognized. Include in your response references to the appropriate accounting literature.

While non-construction type purchase orders may include products or services only, they typically include both product delivery and installation under IAS 18. According to IAS 18, revenue is recognized when significant risks and rewards have been transferred to the customer, and other applicable criteria in IAS 18 are met, as described more in detail in our response to item 2. In most cases this coincides with the transfer of the legal title or the passing of possession to the buyer. For product deliveries, we have to accumulate parts, modules and nodes, previously classified as “finished goods”, to complete product deliveries as defined in the purchase order and ship to one or several sites. This means that there is always a lead time from picking individual items from stock and/or from receipt of purchased goods from electronic manufacturing service companies or other vendors and subsequent accumulation of goods to a suitable shipping load, including lead time for pre-testing and configurations that certain products require, to actual shipment or installation when we have fulfilled our contractual obligations to the customer. After shipping from Sweden and invoicing to a foreign subsidiary, there is also added lead time for local receiving and delivery to the customer. For installation or consulting services, there are also lead times from individual hours performed and charged to contract work in progress to the point of time when we have completed an individual purchase order item and can invoice the customer.

Please see our response to comment # 7.

C15. Goodwill, page 112

15. Refer to prior comment 23. We do not concur with your statement that your Systems segment as externally reported constitutes a reporting unit under US GAAP. Since the systems segment as reported consists of operating segments under paragraph 10 of SFAS 131, each operating segment is a reporting unit under EITF D-101. Please test the goodwill at the business unit level (reporting unit) and reflect any resulting difference in your US GAAP reconciliation.

When determining our operating segments under FAS 131 for purpose of identifying our reporting units, we applied the guidance of paragraphs 13-14 on how to determine operating segments when multiple-sets of information are reviewed by the chief operating decision maker. We also note and have factored into our analysis the fact that the Company’s CEO serves in the role of both the Company’s chief operating decision maker as described in paragraph 12 of FAS 131 and also in the role of segment manager for Systems, as described in paragraph 14 of FAS 131. Based on our analysis of the factors set forth in paragraph 13 of FAS 131, we believe that Systems constitutes a separate operating segment under the standard. As required by FAS 142, we have also evaluated the business units and the functional units within Systems to determine whether any of these units constitute components of the operating segment as defined in paragraph 30 of FAS 142 and as further elaborated in EITF D-101. Due to the fact that these units do not constitute businesses using the guidance of EITF 98-3, we have concluded that these units do not constitute components and therefore the appropriate level for which goodwill impairment testing should be conducted under paragraph 30 of FAS 142 is at the level of the Systems operating segment.

As discussed with the Staff on March 27, 2007, to respond to this comment we conducted a hypothetical goodwill impairment test for the business units within the Systems segment to determine whether, on the hypothetical assumption that the business units were considered separate reporting units, there would be any indication of goodwill impairment. Based on the results of this hypothetical test, we conclude that there would be no indication of impairment and in fact a significant amount of headroom between the fair value and carrying value including goodwill for each hypothetical reporting unit within the Systems segment. Please refer to Appendix 1, slides #15-16, for which confidential treatment has been requested.

Sincerely yours,

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

/s/ ROLAND HAGMAN
Roland Hagman
Telefonaktiebolaget LM Ericsson
Vice president Group Function Financial Control

APPENDIX 1 TO ERICSSON RESPONSE LETTER AS OF APRIL 2, 2007
SEC teleconference
with ERICSSON
on March 27, 2007
TOPICS:
Products and services of Systems
Customers, purchasing model
Systems’ business risks
Application of IAS 14 §9
Application of IAS 14 §27
Management structure
Goodwill impairment test under US GAAP

SEC teleconference March 27, 2007 2007-03-23 2 Systems delivers end-to-end networks consisting of products and services from all business units

SEC teleconference March 27, 2007 2007-03-23 3
Product Life Cycle in Systems
What constitutes a telecommunications system is defined by industry standardization bodies (e.g. ETSI, ANSI) as a full system with underlying communication protocols, interfaces, sub-systems and functions.
Products within Systems are designed to fit in as components in sub-systems. Within the standard specification, vendors such as Ericsson perform their own design, using their own patents or available licensed technology, arriving at slightly different detail designs.
Since inter-operability is not ensured at a detailed level with components from different vendors, Ericsson’s system components are mainly sold and used together with other
Ericsson components.
During its life cycle, a system standard such as GSM is maintained/updated with new hardware, features and services, and vendors reduce production costs using new technology
Support is extended for a long time after active sales to protect the customer’s investment.
Telecom systems have a life cycle of up to 40 years
Development
10-15 years
Active sales
10-15 years
Support
10 years
Phase 1 Phase 2 Phase 3

SEC teleconference March 27, 2007 2007-03-23 4
Among our customers are
the 10 largest operators and service providers in the world
China Mobile
China Unicom
Deutsche Telekom
NTT DoCoMo
Orange
Telefonica
TIM Verizon
Vodafone
Cingular
Ericsson’s Systems segment has approximately 400 customers,
of which the top 40 account for 75 percent of sales in 2005

SEC teleconference March 27, 2007 2007-03-23 5
Customer Purchasing Model
- it’s like buying a Volvo truck – all the products and services are needed
Solutions Nodes and modules Products
and
services
Systems
Access
Global
Services
Transmission
Factories/Suppliers
Customer
Market Unit
Key Account
Manager
Business Units
The customer orders a solution.
Ericsson fills the order with a
specification and an order
acknowledgement listed by
product, with prices as per the
price list in the frame agreement.
Systems’ sales typically include products/services from all business units working in concert
GSDC
Common
technology
platforms,
such as:
- IP
- switches
- mechanics

SEC teleconference March 27, 2007 2007-03-23 6
Customer Contract Structure
System selection - valid for 10-15 years
Initial tender
2-3 vendors selected
Frame agreements
2-4 years
Price lists &
terms agreed
Frame agreements
2-4 years
Price lists &
terms agreed
Frame agreements
2-4 years
Price lists &
terms agreed
Frame agreements
2-4 years
Price lists &
terms agreed
Purchase
orders
for network
parts:
• Core
• Access
• Transport
• Service layer
• Installation
• Support
Purchase
orders
for network
parts:
• Core
• Access
• Transport
• Service layer
• Installation
• Support
Purchase
orders
for network
parts:
• Core
• Access
• Transport
• Service layer
• Installation
• Support
Purchase
orders
for network
parts:
• Core
• Access
• Transport
• Service layer
• Installation
• Support
Purchase pattern:
• Initial build-out in large turn-key project with end-to end network functions
• Geographical extension: more sites and base stations
• Capacity upgrades: more transceivers and licenses for more users
• Functional upgrades: new features and services
• Support, spareparts and repair services

SEC teleconference March 27, 2007 2007-03-23 7
Segment Systems – Risks common to BUs
Strategy is developed for the Systems segment as a whole and related to
– Technology development: 3G, 4G, IP technology, multimedia, available terminals
– Market development: subscriber growth, talktime, tariffs, new services adoption, operator consolidation, vendor consolidation, new types of customers – e.g. Google, AOL
Technology: standardization, IPR, patent protection, access to technology, cost reductions in products to protect gross margin
Common platform development for use by all BU
Product performance: uptime and warranty
(this affects all BU since public comunication systems are very sensitive to interruption – systems have to be of ”telecom grade” or ”five nines” = 99.999% uptime, or 2 minutes per year of downtime)
Development: time to market, end-to-end solutions, cost development, software-based solutions
Market share development, installed base utilization, local market presence in >140 countries
Customer loyalty and retention
Customer credit risks and financing, terms of trade and discounts
Operational efficiency in R&D, sales, supply and services
Quality of systems integration and support
All business units with their products and services are parts of an end-to-end systems offering and share the risks. Unsatisfactory performance by one component affects all other components.
A loss of a customer affects all. A new technical standard, such as IP, affects all.

SEC teleconference March 27, 2007 2007-03-23 8
Application of IAS 14
IAS 14 was adopted by Ericsson in 2003 as a part of Swedish GAAP
(RR 25 – a translation of IAS 14)
In consideration of risks and returns for related products, internal organization and management reporting, Ericsson determined that its primary segments be product-based, and that Systems is one business segment due to the similarity of the risks and returns associated with products and services within the segment.
For 2004 and 2005, Ericsson was questioned about its segment reporting related to Systems and its business units by the Swedish Panel (then exercising oversight over public reporting by listed companies on behalf of the Stockholm Stock Exchange). The Panel did not object to Ericsson’s conclusion that Systems is one business segment under IAS 14.
SEC’s Division of Corporation Finance in its ”International Reporting and
Disclosure issues” under section IV. A. a. ”Home country versus US
GAAP basis”
states: ”Segment reporting in some countries is based on
products and services rather than management approach.For example, possible differences between the types of segments that would be reported under IAS 14 and FAS 131 could require certain registrants to present two sets of segment data.”

SEC teleconference March 27, 2007 2007-03-23 9
IAS 14 §9 – Segment Systems by BU
As above As above As above Service
delivery with
own or
insourced
staff
Network roll- out and
integration + support,
repair, training,
hosting & managed
services
Global
Services
As above As above As above As above Electronics HW and
SW for transmission
and transport in
networks
Trans-
mission
As above As above As above As above Electronice HW and
SW for access to
networks
Access
Public
telecom +
industry
standards
Own market
units
Operators of
public fixed
or mobile
networks
Electronic,
nodes &
modules, own
+ EMS
Electronics hardware
(HW) and software
(SW) for core and
service layer of
networks
Systems
Regulatory
environment
Distribution Customers Production
process
Nature of products Business
Unit
• Business units are similar/equal in a majority of § 9 criteria
• Regarding nature of products, the products are technologically interdependent and constitute integral parts of system solutions for our customers for the overwhelming majority of Systems sales.
• Services are related mainly to installation, customization and integration of network components.

SEC teleconference March 27, 2007 2007-03-23 10
Other IAS 14 factors considered
Factor
Objective of financial
reporting by segment
(paragraph 15), including
relevance and usefulness
of information for
assessing risk and returns
of the entity as a whole
Reasons why the gross
and operating margins
differ
Long-term prospects
Comment
Although the Systems segment is large, it is so homogenous
and its products so strongly related in terms of technology and customers that management believes that separate reporting
on a business unit level would not be appropriate.
Further, in management’s view, the high degree of economic
interdependency among the business units, and similarities
among the business units in terms of opportunities for growth, future prospects and risk, lead management to believe that
reporting these activities as one business segment is
consistent with the objective of IAS 14.
Gross and Operating margins are reported to segment
management for product management purposes. Differences in
gross margins largely reflect different accounting treatment of hardware, software and services and are offset by
corresponding higher or lower R&D expenses to substantially
reduce the differences on an operating margin level. The
common pricing in contracts together with the products’
technical inter-dependence have such weight that the
remaining differences are not considered significant.
The common technology roadmap and the common customer
base, with the same dependence on subscriber and traffic
growth, are the basis for management’s judgment that the
business units in Systems have similar long-term prospects.

SEC teleconference March 27, 2007 2007-03-23 11
Other IAS 14 factors considered
Factor
Technology risks
Common technology
platforms and access to
technology through cross-
licensing
Competitive risks
Customer consolidation
Customer credit risks
Comment
All units face the risk of competing technologies, such as WiMax, promoted by Cisco and Motorola
The design of several systems components in the different units are based on common technology platforms:
– common switching technology in Systems and Access
– common mechanical designs in Systems, Access and
Transmission
– common Internet Protocol (IP) standard
– common cross-licensing of intellectual property rights gives all units access to techology otherwise difficult or more expensive to obtain.
All units are exposed to the reduced scale advantage resulting from mergers of our closest competitors, e.g. Lucent-Alcatel and
Nokia-Siemens.
All units are exposed to the opportunities and risks from further operator consolidation. Since we are among the top three vendors, it is very likely that we are considered as potential vendor to a large operator. However, merging operators might still chose to eliminate one or several vendors.
With sales under same contracts and payment terms to the same customers, all units share the customer credit risks.

SEC teleconference March 27, 2007 2007-03-23 12
IAS 14 § 27 considerations
Ericsson has considered its internal organization and management structure when defining its segments.
The predominant sources of risks and returns were also considered, and the product dimension was determined to be the primary segment reporting.
As we have a Systems segment with strongly related products, it was determined one business segment, together with Phones and the smaller units aggregated in Other Operations.
A variety of internal financial information is available for the individual business units: orders, sales, operating income, selected capital employed items, market-, customer- and product contribution. However, the commonality regarding addressed market, sales and distribution channels, technological interdependence, design organization, sourcing and supply organization and implementation resources makes it very clear that these operations constitute one segment from a business perspective.

SEC teleconference March 27, 2007 2007-03-23 13
Segment Manager is Carl-Henric Svanberg
C
U
S
T
O
M
E
R
S
Business Unit
Systems
Business Unit
Transmission & Transport
Business Unit
Global Services
Research
Systems has a functional organization
Business Unit
Access
Segment Systems
With a functional organization in segment Systems, the internal label ”Business unit”
may imply a stand-alone capacity that is not the case.
Market Units
Global Customer Accounts
Multi-Country Accounts

SEC teleconference March 27, 2007 2007-03-23 14
Group
Functions
Enterprise
U. Gillström
Systems
C-H Svanberg
Defense
E. Löwenadler
Mobile Platforms
S. Chennakeshu
Cables
J. Sjödén
Power Modules
H. Österberg
CEO
C-H Svanberg
Carl-Henric Svanberg is CEO and also
Segment Manager for Systems

SEC teleconference March 27, 2007 2007-03-23 15 We have requested confidential treatment for this slide

SEC teleconference March 27, 2007 2007-03-23 16 We have requested confidential treatment for this slide

APPENDIX 2 TO ERICSSON RESPONSE LETTER AS OF APRIL 2, 2007 - EXTRACTS FROM NOTES IN THE ANNUAL REPORT OF 2006

C1 SIGNIFICANT ACCOUNTING POLICIES (PARTS OF)

Business combinations

At the acquisition of a business, an allocation is made of the cost of the business combination in which fair values are assigned to acquired assets, liabilities and contingent liabilities, for example intangible assets such as customer relations, brands and patents, based upon appraisals made. Goodwill arises when the purchase price exceeds the fair value of recognizable acquired net assets.

As from the acquisition date, goodwill acquired in a business combination is allocated to each of the cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination. Corporate assets are allocated to cash-generating units in proportion to each unit’s proportion of net sales. An annual impairment test for the cash-generating units to which goodwill has been allocated is performed in the fourth quarter, or when there is an indication of impairment. An impairment loss is recognized if the carrying amount of the cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of the goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis. C The recoverable amount of an asset or a cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value. An impairment loss in respect of goodwill is not reversed.

Intangible assets other than goodwill

These assets consist of capitalized development expenses and acquired intangible assets, such as patents, customer relations, brands and software, and are stated at cost less accumulated amortization/impairment. Amortization and any impairment losses are included in Research and development and other technical expenses, mainly for capitalized development expenses and patents, Selling and administrative expenses, mainly for customer relations and brands, and Cost of sales.

Costs incurred for development of products to be sold, leased or otherwise marketed or intended for internal use are capitalized as from when technological and economical feasibility has been established until the product is available for sale or use. These capitalized costs are mainly generated internally and include direct labor and related overhead. Amortization of capitalized development costs begins when the product is available for general release. Amortization is made on a product or platform basis according to the straight-line method over periods not exceeding five years. Research and development costs directly related to orders from customers are accounted for as a part of Cost of sales. Other research and development costs are charged to expense as incurred.

Amortization of acquired intangible assets, mainly intellectual property rights, is made according to the straight-line method over the useful life, normally not exceeding ten years.

B The Company has not recognized any intangible assets with indefinite lifetime other than goodwill.

Impairment tests are performed on a regular basis whenever there is an indication of possible impairment. However, intangible assets not yet available for use are tested annually. An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The recoverable amount is the higher of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Corporate assets have been allocated to cash-generating units in relation to each unit’s proportion of total net sales. Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount, An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

C10 INTANGIBLE ASSETS (PARTS OF)

	Capitalized development costs					Intellectual property rights
2006	To be marketed	Acquired costs for internal use	Internal costs, for internal use	Total	Goodwill	Licenses trademarks and similar rights		Patents and acquired research and development		Total
Accumulated acquisition costs
Opening balance	11,983	1,638	1,094	14,715	7,362	1,065		1,373		2,438
Acquisitions	1,353	—	—	1,353	163	792		363		1,155
Balances regarding divested/acquired businesses	—	—	—	—	—	3,711	1)	11,937	1)	15,648
Sales/disposals	–948	–36	–24	–1,008	—	–173		–188		–361
Translation difference for the year	—	—	—	—	–701	–78		–6		–84
Closing balance	12,388	1,602	1,070	15,060	6,824	5,317		13,479		18,796

Accumulated amortization
Opening balance	–5,192	–1,549	–1,033	–7,774	—	–882		–603		–1,485
Amortization for the year 2)	–2,195	–49	–33	–2,277	—	–452		–1,508		–1,960
Sales/disposals	948	36	24	1,008	—	110		155		265
Translation difference for the year	—	—	—	—	—	44		3		47
Closing balance	–6,439	–1,562	–1,042	–9,043	—	–1,180		–1,953		–3,133

Accumulated impairment losses
Opening balance	–716	–38	–26	–780	—	—		–14		–14
Impairment losses for the year	–242	—	—	–242	—	—		—		—
Closing balance	–958	–38	–26	–1,022	—	—		–14		–14

Net carrying value	4,991	2	2	4,995	A 6,824	4,137		11,512		15,649

1)

As per January 1, 2006, Ericsson acquired assets of Marconi telecommunications operations. The acquisition consists of IPR, SEK 11.7 billion, and brands and customer relationships, SEK 3.6 billion. The remaining amortization period related to the intellectual property rights acquired from Marconi is nine years.

2)	No intangible assets other than goodwill have indefinite useful lives.

Amortization and impairment losses for capitalized development costs is reported as research and development and other technical expenses.

The goodwill is allocated to the business segment Systems, representing one cash-generating unit due to that the goodwill is related to acquisitions of internet protocol (IP) competence and know-how. IP technology is an integrated part of the products within Systems and separate prices are not defined or invoiced to the customers for this technology. D The estimates used for measuring the recoverable amounts for goodwill per cash-generating unit include mainly assumptions for the following key parameters:

•	sales growth,

•	development of operating margin, reduced with estimated tax expense,

•	capital expenditure requirements, including working capital

The assumptions, approved by management, are based on available industry sources that provide estimates of the number of mobile subscribers. The number of global subscriptions is estimated to grow from 2.7 billion to more than 4 billion within five years. The minutes of usage per user will also continue to increase. Impairment testing is based on the premise that changes for the main assumptions are in line with the development for the global subscriber growth, based on detailed assumptions for four years, with a slight decrease thereafter. The impairment test for goodwill has not resulted in any impairment. F A number of tests of sensivity have been made, for example the effect of a growth of just one percent per year. None of these tests indicate impairment. The management’s view is that it is unlikely that an outcome for the key parameters will occur that would result in impairment. A pre-tax discount rate of 12 percent has been applied for the discounting of projected cash flows.